UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 29, 2025, in connection with the recently completed acquisition (the “Acquisition”) of Ban Leong Technologies Limited (“Ban Leong”) by GCL Global Holdings Ltd (“GCL” or the “Company”), the Company published Ban Leong’s audited financial statements for the fiscal years ended March 31, 2024 and 2025, and certain unaudited pro forma financial information about the Acquisition, a copy of which is being furnished as Exhibit 99.1 and 99.2, respectively hereto. It also published Ban Leong’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the last two fiscal years, a copy of which is being furnished as Exhibit 99.3 hereto.

On August 28, 2025, the Company issued a press release relating to its subsidiary, 2Game Digital Limited, a copy of which is furnished as Exhibit 99.4 hereto.

Exhibit Index

No.	Description of Exhibit
99.1	Ban Leong’s audited financial statements for the fiscal years ended March 31, 2024 and 2025
99.2	Unaudited Pro Forma Condensed Combined Financial Information
99.3	Ban Leong’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.4	Press release dated August 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 29, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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